Exhibit 99.6

NiCE and RingCentral Expand Strategic Partnership to Orchestrate the Future of

AI-Powered Customer and Employee Experiences

New multi-year agreement enables NiCE to resell RingCentral's industry-leading UCaaS solution; companies also extend their long-standing agreement to market and sell RingCentral Contact Center, powered by NiCE CXone

Hoboken, N.J. and BELMONT, Calif. – July 23, 2026 – NiCE (Nasdaq: NICE) today announced a significant expansion of its long-standing partnership with RingCentral, Inc. (NYSE: RNG), a global leader in AI-powered customer engagement. Under a new multi-year agreement, NiCE will resell RingCentral's unified communications as a service (UCaaS) solution, RingEXTM. In addition, the companies have extended their existing agreement to market and sell RingCentral Contact Center, powered by NiCE CXone, for an additional year.

With this expansion, the partnership becomes fully bi-directional: RingCentral continues to bring NiCE's enterprise-grade CXone platform to its customers through RingCentral Contact Center, while NiCE will now offer RingCentral's market-leading UCaaS platform to organizations seeking a single, tightly integrated customer experience (CX) and employee communications solution.

Enterprise demand for unified communications and contact center solutions from a single, integrated source continues to accelerate. Building on more than a decade of collaboration since 2015, NiCE and RingCentral offer a deeply integrated UCaaS and CCaaS platform, connecting frontline contact center agents with back-office experts across the organization, with real-time presence and the ability to bring a subject-matter expert into a live customer interaction in a single click. Together with NiCE's CX AI, powered by NiCE Cognigy, organizations can orchestrate AI and human agents as one workforce across customer and employee workflows, delivering more intelligent, connected experiences at scale.

“NiCE has been a trusted partner for more than a decade, and this expansion takes our relationship to a new level. With NiCE now offering our UCaaS solution alongside the continued success of RingCentral Contact Center powered by CXone, we're now giving businesses of all sizes a proven, integrated path to modernize how they connect, collaborate, and serve their customers,” said Vlad Shmunis, Founder, Chairman and CEO, RingCentral.

“By expanding our partnership with RingCentral, we're bringing together two recognized industry leaders so organizations gain the full strength of both: elite employee communications and an enterprise-grade CX platform, deeply integrated and ready to scale with AI,” said Scott Russell, CEO, NiCE.

The expanded partnership offerings are available now.

About RingCentral

RingCentral is a global leader in AI–powered customer engagement, delivering an integrated platform for business phone, SMS, contact center, workforce engagement management, video collaboration, and messaging. Powered by advanced AI capabilities, RingCentral delivers intelligence at every phase of the conversation journey — before, during, and after each human interaction. With RingCentral, businesses can work smarter, respond faster, and connect more meaningfully with their customers. Visit ringcentral.com to learn more.

© 2026 RingCentral, Inc. All rights reserved. RingCentral, RingEX, RingCentral Contact Center, and the RingCentral logo are trademarks of RingCentral, Inc.

Forward Looking Statements

This press release contains “forward-looking statements,” including but not limited to, statements regarding RingCentral’s expanded partnership with NiCE and the anticipated benefits of and activity under RingCentral’s expanded partnership with NiCE, including the ability to create long-term growth opportunities for RingCentral. Forward-looking statements are subject to known and unknown risks and uncertainties, and are based on assumptions that may prove to be incorrect, which could cause actual results to differ materially from those expected or implied by the forward-looking statements. Refer to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission, and in other filings we make with the Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to RingCentral as of the date hereof, and we undertake no obligation to update these forward-looking statements, to review or confirm analysts’ expectations, or to provide interim reports or updates.

RingCentral
Mariana Leventis
650-562-6545
mariana.leventis@ringcentral.com

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.